                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-27296

(Check One):
  [X] Form 10-K and Form 10-KSB   [ ] Form 11-K

  [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

  For period ended:  December 31, 2000
                   ---------------------
  [ ] Transition Report on Form 10-K and Form 10-KSB

  [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form 11-K

  [ ] Transition Report on Form 10-Q and Form 10-QSB

  [ ] Transition Report on Form N-SAR

  For the transition period ended:
                                   -----------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                 -------------------------------

  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------


                                     PART I

                             REGISTRANT INFORMATION




  Full Name of Registrant    Lernout & Hauspie Speech Products N.V.
                          ------------------------------------------------------

  Former Name if Applicable
                            ----------------------------------------------------

  Address of Principal Executive Office in the U.S. (Street and Number)

                                52 Third Avenue
  ------------------------------------------------------------------------------

  City, State and Zip Code            Burlington, Massachusetts 01803
                            ----------------------------------------------------

                                    PART II
                            RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                       (a)    The reasons described in reasonable detail in Part
                              III of this form could not be eliminated without
                              unreasonable effort or expense;
Not Applicable         (b)    The subject annual report, semi-annual report,
                              transition report on Form 10-K, 10-KSB, 20-F, 11-
                              K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                       (c)    The accountant's statement or other exhibit
                              required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 9, 2000, the Registrant announced that due to certain errors and irregularities identified in its ongoing audit committee inquiry, it expects to restate its financial statements for the periods 1998, 1999 and for the first half of 2000. See the Registrant's Current Report on Form 8-K filed on November 9, 2000. The Registrant has not yet completed restated financial statements for these prior periods or financial statements for the year ended December 31, 2000. As a result, the Registrant will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 in a timely manner or by the fifteenth calendar day following the prescribed due date. These reasons could not be eliminated without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas Denys, General Counsel                  011 32 24 56 05 00
     ---------------------------------------------------------------------------
     (Name)                                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     The Registrant has not filed its quarterly report on Form 10-Q for the quarter ended September 30, 2000 for the reasons described above.

                                                             Yes [ ]    No [X]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             Yes [X]    No [ ]

                                                                    (See below.)

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is unable to make a reasonable estimate of the results of its operations for the fiscal year ended December 31, 2000 as compared to the fiscal year ended December 31, 1999 due to the pending restatement of the Registrant's financial statements as described above.


                     Lernout & Hauspie Speech Products N.V.
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2001             By:    /s/ Philippe Bodson
                                       -----------------------------------------
                                       Philippe Bodson
                                       President and Chief Executive Officer